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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (Amendment No. 3)

                        SODEXHO MARRIOTT SERVICES, INC.
                           (Name of Subject Company)

                             SMS ACQUISITION CORP.
                             SODEXHO ALLIANCE, S.A.
                       (Names of Filing Persons-Offerors)

                    Common Stock, par value $1.00 per share
        Rights to Purchase Series A Junior Participating Preferred Stock
                         (Title of Class of Securities)

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                                  833793 10 2
                     (CUSIP Number of Class of Securities)

                                 Bernard Carton
                             Sodexho Alliance, S.A.
                                3, avenue Newton
                      78180 Montigny-le-Bretonneux, France
                          Telephone: 011-331-3085-7304
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Paul R. Kingsley, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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     This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on May 17, 2001, as amended by Amendment No. 1 filed on June 5, 2001 and Amendment No. 2 filed on June 15, 2001 (the "Schedule TO") by Sodexho Alliance, S.A., a French corporation ("Sodexho"), and SMS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Sodexho ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of October 8, 1993, as amended, between SMS and The Bank of New York, as Rights Agent (collectively, the "Shares"), other than Shares already owned by Sodexho and its subsidiaries, at $32.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

     Item 6

     Item 6 of the Schedule TO is hereby amended and supplemented by the following:

     "The Offer expired as scheduled at midnight, New York City time, on Thursday, June 14, 2001. A total of 29,411,530 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on June 15, 2001. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, Purchaser and its affiliates owned approximately 93% of the Shares outstanding.

     Following completion of the Offer, Purchaser was merged with and into SMS, resulting in SMS becoming a wholly owned subsidiary of Sodexho. As a result of the Merger which became effective on June 20, 2001, each publicly held Share was converted into the right to receive $32.00 in cash, subject to the exercise of dissenters' rights under Delaware law. The Shares will cease to be traded on the New York Stock Exchange beginning June 21, 2001. A copy of the press release issued by Sodexho on June 20, 2001 announcing the completion of the Merger is attached hereto as Exhibit (a)(21) and is incorporated herein by reference."

     Item 12

     Item 12 of the Schedule TO is hereby amended by adding the following thereto:

     (a)(21) Text of press release issued by Sodexho Alliance, S.A. on June 20, 2001 (filed herewith as Exhibit (a)(21))


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                                   Signatures

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SODEXHO ALLIANCE, S.A.


                                            By: /s/ Pierre Bellon
                                               ---------------------------------
                                            Name:  Pierre Bellon
                                            Title: Chairman and Chief
                                                     Executive Officer


                                            Date: June 21, 2001



                                            SMS ACQUISITION CORP.


                                            By: /s/ Denis Robin
                                               ---------------------------------
                                            Name:  Denis Robin
                                            Title: President

                                            Date: June 21, 2001


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                                 EXHIBIT INDEX

(a)(21) Text of press release issued by Sodexho Alliance, S.A. on June 20, 2001.




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